PUBLIC



16014278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68126 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GTS Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Avenue, 15th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 1 2016 DIVISION OF TRADING & MARKETS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Tiriolo (212) 715-5910
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

| 488 Madison Avenue, Floor 3 | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Christian Tiriolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GTS Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title


PATRICK J ROMANELLO
COMMISSION EXPIRES
New York County
NOTARY
PUBLIC
01RO6252315
DECEMBER 5, 2019
STATE OF NEW YORK

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GTS Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of GTS Securities, LLC as of December 31, 2015. This financial statement is the responsibility of GTS Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GTS Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 26, 2016

GTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

## ASSETS

| | |
|---|---|
| Cash | $ 1,704,054 |
| Securities owned, at fair value | 140,896,670 |
| Receivable from brokers | 233,185,855 |
| Securities owned, restricted from resale, at fair value | 2,038,500 |
| Memberships in exchanges owned, at adjusted cost | 1,272,000 |
| Other assets | 6,877,121 |
| TOTAL ASSETS | $ 385,974,200 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued expenses and other liabilities | $ 11,899,327 |
| Securities sold, but not yet purchased, at fair value | 305,414,604 |
| TOTAL LIABILITIES | 317,313,931 |
| MEMBERS' EQUITY | 68,660,269 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 385,974,200 |

The accompanying notes are an integral part of this statement.

## 1. ORGANIZATION AND NATURE OF BUSINESS

GTS Securities, LLC (the "Company") was organized in the state of Delaware as a limited liability company, and is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), EUREX Exchange, CME Group (which includes memberships on the CME, IOM, IMM, GEM, COMEX and NYMEX Exchanges) and various US securities exchanges. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs Execution and Clearing LP, Industrial and Commercial Bank of China Financial Services LLC, ED&F Man Capital Markets Inc. and Citigroup Global Markets Inc. (collectively, the "Clearing Brokers"). The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

The Company does not carry customer accounts nor act on behalf of any customers but rather is a proprietary trading company and market-maker in listed equities on three US securities exchanges.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of automated systems and control procedures.

The clearing and depository operations for the Company's proprietary transactions are performed by the Clearing Brokers pursuant to the respective clearance agreements. At December 31, 2015, approximately $233,186,000 was receivable from the Clearing Brokers and was substantially in cash.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company adheres to the fair value definition and corresponding hierarchy found within GAAP as it relates to the various financial instruments that it transacts business in. When measuring fair value, the Company maximizes the use of observable inputs to better reflect the price that would be received to sell an asset or paid to transfer a liability in an unassociated, orderly transaction between unaffiliated market participants. The three (3) levels under the fair value hierarchy include Level 1 where there is no adjustment to the observable price, Level 2 where there may be some adjustment to the observable input due to market blockage or thinly traded issues and Level 3 where inputs are generally unobservable and involve significant amounts of estimation.

Purchases and sales of securities are recorded on a trade-date basis.

The Company's exchange memberships, which represent ownership interests in the CME Group exchanges listed in Note 1 above and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments in 2015. At December 31, 2015, the fair value of exchange memberships was $948,750.

## 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in Note 2. The following table presents information about the Company's securities owned, at fair value, securities owned, restricted from resale, at fair value and securities sold, but not yet purchased at fair value as of December 31, 2015:

| | Quoted Market Prices Level 1 |
|---|---|
| Assets (at fair value): | |
| Equities | $140,896,670 |
| Equities, restricted resale | 2,038,500 |
| Liabilities (at fair value): | |
| Equities | $302,419,799 |
| U.S. Treasuries | 2,994,805 |
| Total | $305,414,604 |

## 4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on a portion of its income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions.

## 5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

## 6. RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike Technologies LLC, an affiliated company, provides infrastructure technology and software development and support to the Company.

The Company also has a license agreement with LPT Holdings LLC. Under this agreement, LPT Holdings LLC, an affiliated company, provides office space to the Company.

The Company procured comprehensive liability insurance coverage from LPT Risk Management Inc. Under this policy, LPT Risk Management Inc., an affiliated company, provides a variety of coverages for insurance premiums paid by the Company.

## 7. RECEIVABLE FROM BROKERS

As of December 31, 2015, receivable from brokers primarily represent amounts due to the Company for cash held by the Clearing Brokers, open equity in futures transactions and cash held as collateral for certain transactions. Amounts receivable from the Clearing Brokers may be restricted to the extent that balances were proceeds for securities sold, but not yet purchased.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $51,522,942, which exceeded the minimum requirement of $1,000,000 by $50,522,942. The Company's ratio of aggregate indebtedness to net capital was .14 to 1, as of December 31, 2015.

## 9. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2015, has not recorded any contingent liability in the financial statements for these indemnifications.

## 10. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their equities counterpart through the Company's trading strategies and are not utilized to economically match the equities trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts. The Company records its derivative activities on a mark-to-market.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Positions in derivatives are carried at fair value and are based on quoted market prices (Level 1). Unrealized gains and losses in open derivative positions are netted against each other with the net amount of $1,503,373 included in the receivable from brokers at December 31, 2015.

## 11. SUBSEQUENT EVENTS

In January and February 2016, members of the Company withdrew approximately $5,778,000 of capital.

Events occurring after December 31, 2015 have been evaluated and no further information is required to be disclosed.

GTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

**PUBLIC**